Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest charges	$118,243	$101,318	$84,356	$83,251	$81,118	$85,500
Interest applicable to rentals	3,767	2,204	2,309	2,074	1,902	1,846

Total fixed charges, as defined	122,010	103,522	86,665	85,325	83,020	87,346

Preferred dividends, as defined (a)	1,306	1,006	1,341	1,341	1,341	1,344

Combined fixed charges and preferred dividends, as defined	$123,316	$104,528	$88,006	$86,666	$84,361	$88,690

Earnings as defined:
Net Income	$153,281	$174,319	$201,604	$158,977	$161,662	$180,312
Add:
Income Taxes	88,951	92,297	89,736	52,616	56,819	87,921
Fixed charges as above	122,010	103,522	86,665	85,325	83,020	87,346

Total earnings, as defined	$364,242	$370,138	$378,005	$296,918	$301,501	$355,579

Ratio of earnings to fixed charges, as defined	2.99	3.58	4.36	3.48	3.63	4.07

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.95	3.54	4.30	3.43	3.57	4.01

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.